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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                             Charles & Colvard, Ltd.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   22942P 10 9
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                                 (CUSIP Number)

                                 Douglas A. Mays
                      Womble Carlyle Sandridge & Rice, PLLC
                              301 S. College Street
                           3300 One First Union Center
                               Charlotte, NC 28202
                                 (704) 331-4977
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 21, 2001
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 22942P 10 9                                                Page 2 of 5
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         1)  Names of Reporting Person: Robert S. Thomas

             I.R.S. Identification Nos. of Above Persons (entities only):
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         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)[ ]
             (b)[ ]
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         3)  SEC Use Only
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         4)  Source of Funds (See Instructions):  PF
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         5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e): [_]
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         6)  Citizenship or Place of Organization:  United States
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Number of         (7)   Sole Voting Power:  1,184,580
Shares            --------------------------------------------------------------
Beneficially      (8)   Shared Voting Power:  0
Owned by          --------------------------------------------------------------
Each              (9)   Sole Dispositive Power:  1,184,580
Reporting         --------------------------------------------------------------
Person With       (10)  Shared Dispositive Power:  0
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        11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
             1,184,580
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        12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions):
             [   ]
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        13)  Percent of Class Represented by Amount in Row (11):  8.75%
 -------------------------------------------------------------------------------

        14)  Type of Reporting Person (See Instructions):  IN



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CUSIP No. 22942P 10 9                                                Page 3 of 5

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Charles & Colvard, Ltd., a North Carolina corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3800 Gateway Boulevard, Suite 311, Morrisville, North Carolina 27560.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name: Robert S. Thomas

         (b)      Business Address: 3800 Gateway Boulevard
                                    Suite 311
                                    Morrisville, North Carolina 27560

         (c)      Occupation: President and Chief Executive Officer of the
                              Issuer

         (d) During the past five years, Mr. Thomas has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the past five years, Mr. Thomas has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Thomas was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Thomas is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Thomas used personal funds in making the purchases, and no portion of the purchase price is or will be represented by borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Thomas acquired 1,000,000 shares on February 21, 2001 upon the completion of a rights offering conducted by the Issuer (the "Rights Offering"). He intends to hold these shares, along with the shares he previously owned, for investment purposes.

         Mr. Thomas does not have any plans or proposals which relate to or would result in (a) the acquisition by Mr. Thomas of additional securities of the Issuer (other than securities he may acquire pursuant to the exercise of stock options granted to him in the course of his employment), or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) except as described in the following paragraph, any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer,
(f) any other material change in the Issuer's business or corporate structure,
(g) changes in the Issuer's charter or bylaws or


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CUSIP No. 22942P 10 9                                                Page 4 of 5

other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

         The Issuer's board of directors proposes to nominate a slate of candidates for election to the board of directors at the Issuer's 2001 annual meeting of shareholders. Mr. Thomas currently anticipates that he will vote his shares of the Issuer's common stock in favor of the slate of candidates. In addition, the Issuer's chief financial officer resigned effective February 28, 2001, and the board intends to hire a replacement. In his capacity as a member of the board and as president and chief executive officer of the Issuer, Mr. Thomas will participate in decision-making regarding these matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Thomas beneficially owns 1,184,580 shares of Common Stock, which represents approximately 8.75% of the outstanding shares of Common Stock. Such amount includes 94,200 shares of Common Stock issuable upon the exercise of stock options granted to him by the Issuer.

         (b) Mr. Thomas has sole voting and dispositive power with respect to these shares.

         (c) On February 21, 2001, Mr. Thomas purchased 1,000,000 shares of Common Stock from the Issuer at a price per share of $1.00 pursuant to the Rights Offering.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Thomas and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



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CUSIP No. 22942P 10 9                                                Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2001

                                                     /s/ Robert S. Thomas
                                                     ---------------------------
                                                     Robert S. Thomas



         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).